EXHIBIT 22.1
PILGRIM'S PRIDE CORPORATION
LIST OF GUARANTOR SUBSIDIARIES

The following entities, as of December 31, 2023, were guarantors of the 4.25% senior notes due 2031, 3.50% senior notes due 2032, 6.25% senior notes due 2033, and 6.875% senior notes due 2034 issued by Pilgrim's Pride Corporation.

Name of Entity	Jurisdiction of Incorporation or Organization
Gold'n Plump Farms, LLC	Minnesota
Gold'n Plump Poultry, LLC	Minnesota
JFC LLC	Minnesota
Pilgrim's Pride Corporation of West Virginia, Inc.	West Virginia